STEWART ENTERPRISES, INC.               Exhibit 12
                               AND SUBSIDIARIES

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN THOUSANDS)
                                        (UNAUDITED)


                                                                                                           SIX MONTHS
                                                       YEARS ENDED OCTOBER 31,                                ENDED
                                               --------------------------------------------------------     APRIL 30,
                                                 1995        1996      1997         1998         1999         2000
                                               --------    --------  ---------    --------    ---------    ----------
Earnings from operations
 before income taxes ........................  $ 41,500(1) $ 82,075  $ 106,477(2) $ 64,964(3) $ 142,551(4) $   60,115

Fixed charges:
  Interest charges ..........................    22,815      26,051     38,031      44,107       55,543        30,648
  Interest portion of lease expense..........     1,343       1,522      2,181       2,814        2,859         1,420
                                               --------    --------  ---------    --------    ---------    ----------
Total fixed charges .........................    24,158      27,573     40,212      46,921       58,402        32,068

Earnings from operations before income
  taxes and fixed charges, less capitalized
  interest                                     $ 65,658(1) $109,648  $ 146,689(2) $111,599(3) $ 200,118(4) $   91,655
                                               ========    ========  =========    ========    =========    ==========
Ratio of earnings to fixed charges                 2.72(1)     3.98       3.65(2)     2.38(3)      3.43(4)       2.86
                                               ========    ========  =========    ========    =========    ==========

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(1) Includes a nonrecurring, noncash charge of $17,252 recorded in connection with the vesting of the Company's performance-based stock options.
(2) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).
(3) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options.
(4) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

---------------------

During the periods presented the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.